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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	STT Communications, Ltd (Last) (First) (Middle)		Equinix, Inc. (EQIX)

	51 Cuppage Road #10-11/17 StarHub Centre (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			December 31, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Singapore 229469 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		12/31/02		12/31/02		P			1,084,686	A	(1)		1,084,686		I		By subsidiary

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series A Convertible Preferred Stock		1-for-1		12/31/02				P			1,868,667

	Convertible Secured Promissory Notes		$0.3366		12/31/02				P			$30,000,000

	Preferred Stock Warrants		$0.01		12/31/02				P			965,674

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	-		Common Stock	1,868,667		(1)		1,868,667		I		By subsidiary

	Immed.	11/1/07		Series A Convertible Preferred Stock	2,785,205		(2)		$30,000,000		I		By subsidiary

	Immed.	11/1/07		Series A Convertible Preferred Stock	965,674		(2)		965,674		I		By subsidiary

Explanation of Responses:

(1) Pursuant to the Combination Agreement, dated October 2, 2002, by and among STT Communications, Ltd, Equinix, Inc., and others the consideration paid for these securities was capital stock of i-STT Pte Ltd. (2) The Convertible Secured Promissory Notes and Preferred Stock Warrants were acquired pursuant to Securities Purchase Agreement, dated October 2, 2002, by and among STT Communications, Ltd, and Equinix, Inc., for a total cash consideration of $30,000,000.

/s/ Pek Siok Lan	1/3/03

**Signature of Reporting Person	Date
Pek Siok Lan, Company Secretary

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name: Singapore Technologies Pte Ltd

Address: 51 Cuppage Road, #09-01 StarHub Centre, Singapore 229469

Designated Filer: STT Communications Ltd

Issuer & Ticker Symbol: Equinix, Inc. (EQIX)

Date of Event Requiring Statement: December 31, 2002

Signature: SINGAPORE TECHNOLOGIES PTE LTD

By:

/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

Joint Filer Information

Name: Singapore Technologies Telemedia Pte Ltd

Address: 51 Cuppage Road, #10-11/17 StarHub Centre, Singapore 229469

Designated Filer: STT Communications Ltd

Issuer & Ticker Symbol: Equinix, Inc. (EQIX)

Date of Event Requiring Statement: December 31, 2002

Signature: SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:

/s/ Pek Siok Lan Name: Pek Siok Lan Title: Company Secretary